Exhibit 99.1

Medigus Completes patient enrollment of its First Multi-Center MUSE™ Clinical

Study in China as Part of the CFDA Clearance Process

OMER, Israel, April 8, 2019 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a pioneer developer of minimally invasive endo-surgical tools and an innovator in direct visualization technology, today announced that patient enrollment of the first multi-center MUSE™ clinical study in China was completed. The study is conducted as part of the process that is required to get clearance for marketing of the MUSE™ System in China by the China Food and Drug Administration, or CFDA.

Approval to start the multi-center MUSE™ clinical study was received after the CFDA reviewed the ethics committees’ approval and agreements were in place with each center. Under Principal Investigator, Yunsheng Yang, Director of Gastroenterology Department Clinical center at 301 Hospital and chairman of Chinese Society of Gastroenterology, The General Hospital of People’s Liberation Army in Beijing, the clinical study of 57 patients, took place at 5 centers across China:

●	The General Hospital of People’s Liberation Army
●	Renji Hospital of Shanghai
●	Shanghai General Hospital
●	Peking University Third Hospital
●	Rocket Force Hospital

The interim results of the first group of patients in the study that were presented in academic conferences in China were better than expected. The vast majority of these patients showed a significant relief of GERD symptoms as well as a significant improvement in objective measurements of acid reflux. The results of each patient are collected during a period of six months post-procedure. Once the results of the last patients will be collected, all data will be analysed statistically by an external Clinical Research Organization (CRO) and the official final report will be submitted to the CFDA as part of the submission for clearance to sell MUSE™ in China.

“With the completion of the patient recruitment of the clinical study, we have made a significant step closer to commercial use of the MUSE™ procedure in China,” said Prof. Benad Goldwasser, Medigus Chairman of the Board.

About Medigus

Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company’s knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

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This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com